FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                                  6th July 2004


                               File no. 0-17630


                        CRH: Development Strategy Update



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: Development Strategy Update




           D E V E L O P M E N T     S T R A T E G Y     U P D A T E


                                                                   6th July 2004



    CRH ANNOUNCES FURTHER DEVELOPMENT INITIATIVES TOTALLING EURO 366 MILLION

CRH plc, the international building materials group, today announces 22 development initiatives totalling euro 366 million (including developmental capital expenditure of euro 22 million) undertaken during the first half of 2004. These initiatives, which are in addition to the completion of the Secil joint venture transaction in Portugal announced on 3rd June 2004, bring total acquisition and investment spend for the first six months of 2004 to approximately euro 700 million.

Commenting on these developments, Liam O'Mahony, CRH Chief Executive, said:

"Following a year of record development spend in 2003, CRH has successfully maintained momentum with total expenditure of circa euro 700 million year-to-date. The capital expenditure projects and acquisitions announced today consolidate the potential for growth across our various operating Divisions and enhance market presence with the objectives of generating synergies and augmenting shareholder value."

The principal initiatives contained in this Development Strategy Update are as follows:

  - Europe Materials : three deals totalling euro 127 million

    Acquisition of a major aggregates and readymixed concrete producer in Switzerland, a leading manufacturer of concrete products in Finland and an aggregates business in Russia.

  - Europe Products & Distribution : five deals totalling euro 78 million

    Purchase of a producer of concrete products with a market presence in Belgium, France and Poland accompanied by the acquisition of a clay merchant in Belgium and a daylight and ventilation business in the United Kingdom; further expansion of the Distribution Group's network of DIY stores in Belgium and an additional investment in a regional builders merchant in France.

  - Americas Materials : seven deals totalling euro 50 million

    Acquisition of a sand and gravel pit in New York State together with two add-on transactions for Pike Industries in Maine, two deals in the Western Division (New Mexico and Utah) and two transactions in the Central Division.

  - Americas Products & Distribution : seven projects totalling euro 111 million

    Three acquisitions in the Architectural Products Group serving the states of Florida, Georgia, Alabama and South Carolina combined with the construction of a large pallet paver plant in northern California and a large pallet paver and stone bagging facility in Ohio; purchase by the Distribution Group of an interior products distributor in Hawaii; and buyout of a glass fabricator in Chile.


Contact at Dublin 404 1000 (+353 1 404 1000)
Liam O'Mahony Chief Executive
Myles Lee Finance Director
Maeve Carton Group Controller

Europe Materials : euro 127 million

The Europe Materials Division undertook three deals in Switzerland, Finland and Russia in the first six months of 2004 at a total cost of euro 127 million inclusive of goodwill of euro 3 million. Annual incremental sales amount to euro 123 million.

Switzerland

In January, the Division acquired Hastag Holding, the second-largest producer of aggregates and readymixed concrete in Switzerland with annual sales of euro 95 million and market leadership in the cantons of Zurich and St. Gallen. Hastag has fully permitted aggregate reserves of circa 75 million tonnes located mainly at Wil, 25 kilometres to the north of the Zurich conurbation, two-thirds of which are owned. With strong forecast growth in the residential sector in both the Zurich and St. Gallen cantons and substantial savings and synergies stemming from integration with existing activities, the acquisition improves the end-use balance of JURA's existing business from its traditional infrastructure bias and extends its reach to the critically important Zurich market and its environs.

Finland

In January, Lohja Rudus, which is engaged in the production of aggregates and readymixed concrete in Finland and the Baltic States, completed the purchase of Abetoni, a market-leading manufacturer of concrete pipes and piling and the third-largest producer of paving products in Finland. With annual sales of euro 28 million and 11 locations predominantly in the southwest of the country, the deal enables the expansion of Lohja Rudus' existing product portfolio and provides an excellent opportunity to capitalise on growing demand for landscape and paving products and to enhance margins through the sharing of best practices.

Russia

Also in January, Lohja Rudus expanded its existing presence in the readymixed concrete sector in St. Petersburg in Russia by acquiring TSMK, which owns an unexploited quarry in the Russian province of Karelia adjacent to the Finnish border. With estimated permitted aggregate reserves of 100 million tonnes, the purchase facilitates the development of a greenfield hard rock quarry, which is currently planned to be in a position to serve the burgeoning St. Petersburg aggregates market within a 12-month timeframe.

Europe Products & Distribution : euro 78 million

The Europe Products & Distribution Division completed five deals in four of its product groups at a total cost of euro 78 million including goodwill of euro 22 million. The annual incremental sales arising from these transactions amount to euro 126 million.

Concrete Products

In June, the Concrete Products Group purchased Ergon, a Belgian-headquartered manufacturer of precast concrete products with annual sales of euro 61 million. Ergon operates a state-of-the-art production facility at Lier near Antwerp and enjoys market leadership in the design, engineering and production of precast building components and structural concrete elements. In northern France, Ergon has a factory located 45 kilometres north of Paris and has developed a strong regional position. Ergon entered the Polish market in 2001 with the construction of a modern greenfield production facility located 35 kilometres south of Warsaw. The acquisition of Ergon provides CRH with clear market leadership in precast structural concrete in Belgium and offers expansion platforms in this sector in France and Poland.

Clay Products

In June, the Clay Products Group acquired De Saegher, the leading specialist brick merchant in Belgium with annual sales of euro 4 million. De Saegher has a large showroom in Antwerp and via its sales force maintains contact with architects, contractors and house builders throughout Belgium, selling an exclusive range of facing bricks sourced from manufacturers in Belgium, the Netherlands, Germany and the United Kingdom. CRH Clay Products' existing commercial activities in Belgium will be integrated into De Saegher.

Building Products

In April, the Daylight & Ventilation Group expanded its presence in the United Kingdom through the acquisition of Airvent, a manufacturer of smoke and heat exhaust ventilation (SHEV) systems with annual sales of euro 6 million. Following integration into Daylight & Ventilation's existing activities, the acquisition should provide good growth opportunities particularly in the industrial and commercial sectors.

Distribution

In January, the Distribution Group acquired three additional DIY stores from a fellow member of the Intergamma franchise organisation bringing its network of GAMMA stores in Belgium to 17 in total. These stores are located in St. Niklaas, Wilrijk and Hasselt in Flanders and have total sales of euro 7 million.

Since the January 2004 Update, the joint venture company established by CRH (45% stake) and SAMSE (55%) has acquired an additional 57.5% of the share capital of
G. Doras, bringing its stake to 92.2%. With annual sales of euro 185 million (the incremental CRH sales applicable to this part of the transaction amount to euro 48 million), Doras is a regional builders merchant operating a total of 45 specialist and generalist builders merchanting outlets in the Burgundy and Franche Comte regions of France. The remaining 7.8% shareholding in Doras will be purchased by the joint venture early in the second half of 2004. This transaction enables CRH to continue its strategy of achieving regional leadership in the merchanting sector in France.

Americas Materials : euro 50 million

The Americas Materials Division continued its development programme through the completion of seven deals at a combined cost of US$62 million (euro 50 million) yielding annual incremental sales of US$42 million. Goodwill of US$19 million (euro 15 million) arose on these transactions.

New York/New Jersey Division

In February, Tilcon New York acquired a sand and gravel pit in Mendon, New York from Elam Corporation. With 16 million tons of high-quality permitted aggregate reserves adjacent to the Rochester market, the purchase of the Mendon Pit provides a long-term source of aggregates for the Materials Group's operations in the area.

New England Division

In order to address the long-term aggregate requirements of its existing asphalt plants at Fairfield and Augusta in northern Maine, Pike Industries acquired the aggregate and asphalt assets of Blue Rock Industries (which is based in Sidney, Maine) in February. The assets purchased comprise an owned and fully permitted quarry with 12 million tons of aggregate reserves, a sand deposit and one asphalt plant. The deal enhances Pike's competitive positioning in central Maine enabling it to increase its focus on private work and to expand sales of aggregates to third parties.

Also in February, Pike Industries purchased Bridgecorp, a heavy highway contractor based in Augusta in central Maine. Bridgecorp provides Pike with an additional aggregates source and underpins Pike's materials sales in the Maine market.

Western Division

In January, Oldcastle Materials expanded its activities in the "Four Corners" region (being the intersection of Utah, Colorado, New Mexico and Arizona) through the acquisition of a leased aggregate pit with 7 million tons of reserves in Aztec, New Mexico together with a readymixed concrete plant and associated mobile equipment. Located 15 miles east of Farmington, the deal complements the Division's existing operations and should lead to savings in terms of reduced quarry and haulage costs.

The Materials Division acquired the aggregate and readymixed concrete operations of Construction Products Corporation in Salt Lake City, Utah in March. The assets purchased comprise an aggregate pit at Point of the Mountain with 13 million tons of owned permitted reserves together with four readymixed concrete plants and associated mobile equipment. In conjunction with an improving market outlook, the deal is expected to improve asset utilisation through plant and mixer fleet synergies and to enhance profitability through overhead savings.

Central Division

Following the acquisition of S.E. Johnson in May 2003, which substantially increased Oldcastle Materials' aggregates and asphalt presence in Ohio, Oldcastle Materials purchased Wyandot Dolomite in February. Wyandot operates one quarry with in excess of 200 million tons of owned and fully permitted high-quality limestone reserves together with two small asphalt plants and two rail depots in northern Ohio. With annual volumes of 1.9 million tons of aggregates and 0.16 million tons of asphalt, the transaction represents an excellent strategic and operational fit with existing activities and should generate substantial savings from greater production efficiency and overhead savings.

In May, Oldcastle Materials concluded an asset swap transaction whereby Shelly's asphalt and paving assets in metropolitan Cincinnati, Ohio were exchanged for an asphalt and paving operation in the Delaware/Maryland peninsula, an aggregates, liquid asphalt, asphalt and paving business in Maine and a leased stone quarry in Sylvania in northwest Ohio. The assets acquired enhance vertical integration in each of the market areas impacted and should lead to efficiencies in production, asset utilisation and cost management.

Americas Products & Distribution : euro 111 million

The Americas Products & Distribution Division completed a total of five acquisitions during the first half of 2004 at a combined cost of US$112 million (euro 89 million) yielding annual incremental sales of US$141 million. These deals included goodwill of US$68 million (euro 54 million). In addition, the Division undertook two major capital projects at a combined cost of US$27 million (euro 22 million).

Architectural Products Group (APG)

In January, APG acquired a 50% stake in Paver Systems, a leading manufacturer of interlocking concrete pavers in Florida with annual sales of US$31 million to the professionally-installed residential and commercial markets. The company operates five paver machines from three facilities in West Palm Beach, Tampa and Orlando and provides a sound base on which to build APG's market presence in the high-growth professional hardscapes market in Florida. The deal contains both put and call options relating to the residual 50% shareholding and will accordingly be consolidated with a 50% minority.

In February, APG purchased Greenleaf Products, a leading supplier of bagged lawn & garden products (mulch, soil and decorative stone) with three bagging plants in Florida, one in southern Georgia and one in Mississippi. With annual sales of US$46 million, Greenleaf's principal customers comprise the national homecenter chains, national mass merchants and independent retailers. The deal represents a natural complement to APG's existing retail activities and will lead to increased penetration of the key homecenter market in the United States.

In March, APG acquired an 80% stake in Custom Surfaces, a market-leading fabricator and installer of marble, granite and solid surface countertops in Georgia and South Carolina with annual sales of US$32 million from two production locations in Atlanta, Georgia and Hardeeville, South Carolina. Its customers are high-volume residential and commercial building contractors and national homecenter chains. The acquisition provides an initial base in this sector in the high-growth markets of the southeastern United States.

As part of its ongoing investment programme to service the fast-growing US homecenter and hardscape markets, APG has begun construction of large pallet paver plants in Stockton, California and Cleveland, Ohio. The new Cleveland facility also includes a stone bagging plant which will enable APG to service the decorative stone market in Ohio and western Pennsylvania. These projects, which have a combined cost of euro 22 million, will be commissioned towards the end of 2004 and join the recently commissioned Kansas City paver plant as components of the APG network to service its national and regional customers.

Distribution Group

In January, Allied Building Products purchased G.W. Killebrew ("GWK"), the largest distributor of interior products (comprising wallboard, steel studs, stucco products, acoustical tile, grid and accessories) in the Hawaiian Islands. With annual sales of US$32 million, GWK operates from two leased facilities in Honolulu, the principal city of Oahu. The acquisition should enable Allied to derive substantial benefits from planned increases in residential construction on Oahu, the most populous island, and to secure additional synergies on the purchasing front both for GWK and its existing interior products undertakings.

South America

In June, in accordance with the terms of a buyout option negotiated at the time of its initial 50% investment in 1999, CRH acquired the final 20% stake in Vidrios Dell Orto. Dell Orto is the market leader in glass tempering and glass/ aluminium distribution in Chile with annual sales of euro 7 million. This investment, which follows the purchase of an additional 30% shareholding in August 2002, positions CRH to benefit fully from the product mix and productivity enhancements undertaken by Dell Orto management in recent years.


                                   ** Ends **


  CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland TELEPHONE +353.1.404
                            1000 FAX +353.1.4041007

   E-MAIL mail@crh.com WEBSITE www.crh.com Registered Office, 42 Fitzwilliam
                           Square, Dublin 2, Ireland


                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)


Date: 6 July 2004



                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director